UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  [ ] No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  [ ] No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  [ ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Meets with FDA to Discuss Second Approvable Letter for Once-Daily Tramadol

99.2	Labopharm to Present Poster on Dose Titration of Once-Daily Tramadol at 3rd International Forum on Pain Medicine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: June 29, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM MEETS WITH FDA TO DISCUSS SECOND

APPROVABLE LETTER FOR ONCE-DAILY TRAMADOL

LAVAL, Québec (June 29, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has met with the U.S. Food and Drug Administration (FDA) to discuss the matters raised in the Agency’s May 30, 2007 Approvable Letter for the Company’s once-daily formulation of tramadol. The Company believes that the meeting with the Agency was productive and that the statistical analysis required by the FDA to achieve approval has been clearly delineated. If the existing data cannot satisfy these statistical requirements, the Company would be required to generate new data through an additional Phase III clinical trial. Labopharm will provide additional updates as it continues to interact with the FDA, as well as work with its marketing partner for the U.S., Purdue Pharma, and its advisors.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties relating to the Company’s once-daily tramadol product in the United States that could cause actual results to differ materially from those indicated in the forward looking statements. These statements reflect the Company’s current expectations regarding future events. Specifically the risks and uncertainties the Company faces include but are not limited to: the Company’s ability to resolve the issues identified by the FDA to the FDA’s satisfaction in a timely manner; the uncertainties related to the regulatory process, including regulatory approval, and the commercialization of the drug thereafter. There can be no assurance that the Company will be able to resolve the issues identified by the FDA using existing data, or at all. If the Company is unable to resolve the issues identified by the FDA using existing data, it would need to generate additional data in order to obtain FDA approval. The Company’s once-daily formulation of tramadol may not be legally marketed in the United States prior to approval by the FDA. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com

Exhibit 99.2

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT POSTER ON DOSE TITRATION OF

ONCE-DAILY TRAMADOL AT 3RD INTERNATIONAL FORUM ON

PAIN MEDICINE

– Article Discussing Pharmacokinetics and Dose Proportionality of Company’s

Once-Daily Tramadol to be Published in Biopharmaceutics Journal –

LAVAL, Québec (June 29, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will present a poster discussing the dose titration of its once-daily formulation of tramadol at the 3rd International Forum on Pain Medicine to be held June 28 to July 1, 2007 in Montréal, Canada.

The poster compares two different titration schedules for Labopharm’s once-daily formulation of tramadol in three Phase III clinical trials: a six-day titration to a 300 mg dose (clinical trials MDT3-002 and MDT3-003) and a nine-day titration to a 300 mg dose (clinical trial MDT3-005). The comparison showed that percentage of adverse events and discontinuations due to adverse events was similar regardless of the titration schedule.

These results, in addition to the fact that Labopharm’s once-daily tramadol formulation achieves steady state plasma levels after two days, suggest that a shorter titration schedule may be adequate for most patients. A previous study showed that most patients achieve pain control using Labopharm’s once-daily tramadol at a dose of 200 mg. The data in this poster suggest that, for most patients, after starting with a dose of 100 mg for two days, the therapeutic dose of 200 mg could be achieved after two days without increased risk of side effects. If a patient requires a higher dose (300 mg), the therapeutic dose could be achieved after six days of titration (100 mg for 2 days; 200 mg for 3 days then 300 mg on the 6th day) without increased risk of side effects.

“The results of the comparison of titration periods reviewed in the poster suggest that patients may benefit from rapid titration to optimal analgesia without increased risk of side effects using our product,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “The ability to quickly titrate patients to the optimal dose will be an important competitive strength for our product in the marketplace.”

The poster will be available on Labopharm’s web site (www.labopharm.com) on Monday, July 2, 2007 following conclusion of the Forum.

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In addition, representatives of the Company will be at Labopharm’s corporate booth to promote its once-daily tramadol product to medical professionals from around the world, as well as to generate awareness of Labopharm’s drug optimization technologies.

Labopharm also announced today that an article discussing the Company’s study to characterize the pharmacokinetics and to assess the dose proportionality of 100 mg, 200 mg and 300 mg strengths of its once-daily formulation of tramadol will be published in the September 2007 edition of the journal Biopharmaceutics and Drug Disposition (Volume 28, Issue 6, Pages 323-330). An advanced online version of the article is available now at http://www3.interscience.wiley.com/cgi-bin/jissue/114204607 (pay-per-view basis, fee of US$25).

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products, if they are approved, specifically, the adoption of such products by physicians and patients. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com

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